INVEST IN **NEXTLEAP COLD SORE CARE**

A new breakthrough treatment approach for cold sores-Return to Normal in 1-2 Days!


NEXTLEAP
Cosmetic for Cold Sores
Reduces Appearance of Skin Discoloration
NET WT 4G (.14 OZ)
NEXTLEAP
Cosmetic for Cold Sores
Reduces Appearance of Skin Discoloration
Net Wt 4g (.14 oz)

nextleapskincare.com Dallas, TX

Featured Investors



James Douglas Rippeto

Syndicate Lead

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I have agreed to be the Lead Investor in the NextLeap Wefunder crowdfunding raise because I use the NextLeap product and it has worked extremely well for me, while other products never helped me very much. I also know the founders well and I know that they have done their research carefully over many years and created an excellent product that fills a big need. I have been very fortunate to have had great success in a long investing career. My focus now is on investing in things that will make a big difference to society

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Invested $50,000 this round & $300,000 previously

Highlights

1. The cold sore market is very large but remains underserved.
2. Our novel and IP protected (via license) product provides new and improved results to customers.
3. Established with the leading online marketplaces and poised for rapid growth with added resources.

4. Continuous improvement in online marketing tools including addition of social media influencers

5. Monthly sales growth of 300% over the last year and accelerating

6. Hitting sales targets with repeat and new customers as expected

Our Team



Frank Murdock Principal

Led worldwide neurosurgical business within Pfizer



Paul Stewart Principal

Led worldwide craniofacial business within Pfizer

At Last, A Cold Sore Treatment Approach That Makes a Difference!

AT LAST, A COLD SORE PRODUCT THAT MAKES A REAL DIFFERENCE!

NEXTLEAP Cold Sore Care



COLD SORES ARE A REAL PAIN

14 days of pain, redness and inflammation which is a disruption to your life

Existing treatments have been around for decades and don't help most people





WHAT WE REALLY NEED

Is a product:
- That would act quickly with noticeable results
- That is affordable and easy to use
- That is effective by itself or with other treatments

NEXTLEAP Cold Sore Care

NEXTLEAP 10% tranexamic acid gel

Unique formulation for best results



TRANEXAMIC ACID GEL FOR SKINCARE

Tranexamic acid (TA) has been used for skin discoloration for over 40 years

TA is widely used by numerous companies such as L'Oreal and Shiseido

SkinStasis has patent rights covering the use of topical TA to improve the visible appearance of the skin

Our testing and customer feedback show excellent results in minimizing the appearance of the cold sore

NEXTLEAP - "Look like you sooner and get on with your life."

RESOLUTION REVOLUTION

According to our surveys of over 4,000 cold sore sufferers, 85% would welcome a different and improved product

Those surveyed think nothing does a good job, so many just use a pain killer or a cover-up

Sufferers would even pay more for something that works and is easily



ENTER NEXTLEAP COLD SORE CARE

Customers will notice a difference because the visible and emotional effects of the outbreak will be minimized

Addresses real issues that affect millions of people

People will no longer fear the dreaded "tingle" that signals an oncoming outbreak

"Treat it with NEXTLEAP and get on with your life."

COLD SORES - AN UNDERSERVED MARKET

According to CDC estimates, there are approximately 250 million cold sore outbreaks in the US per year

SkinStasis estimates that less than 50 million outbreaks are treated with OTC and prescription products

According to their own studies, the most commonly used OTC and prescription treatments only reduce an outbreak by ½ to ¾ of a day

Therefore, most people simply use a balm or patch to relieve pain and moisturize and/or they cover the sore with a concealer

According to Statista, Abreva dominates the OTC market with about 70% share and approximately $200MM in sales

The rest of the market consists of branded generic Docosanol 10%, topical treatments from small companies and pain-relieving ointments

Because cold sores are not life-threatening, major companies have ignored this area for over 20 years

PURE OPPORTUNITY

Perfect application for efficient digital marketing and economically reaching recurrent cold sore sufferers (20% of US population)

NEXTLEAP Cold Sore Care is currently branded and was soft launched in December of 2022. Customer feedback and growth has been positive and steady

The cold sore sufferer has grown accustomed and frustrated by products that provide minimal benefits and have seen the same topical products for decades

At a retail price of $25 per unit and one unit treating 2.5 outbreaks on average, then capturing just 10% of the potential US market of 250 million outbreaks would give retail sales of $250 million per year

HEAR FROM OUR CUSTOMERS

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HEAR FROM OUR CUSTOMERS

Watch on ▶ YouTube

READY TO GROW

Key Milestones in place following Dec '22 soft launch

- Product manufactured with inventory to meet estimated need through summer of 24
- Direct to consumer sales channels established and active via NEXTLEAPskincare.com, Amazon.com Walmart.com and Tiktok Shop
- Product messaging and listing quality/strategy continue to be optimized
- Fulfillment via FlexPort, Amazon FBA and Walmart Fulfillment Services
- Digital/Social marketing via Hour One Agency
- Preliminary online content via micro-influencers
- Search engine optimization (Google) via PPC for Small Biz
- User generated content expansion strategy to begin winter 23/24

LET'S DO THIS

With Crowdfunding we accomplish key objectives:

- Raise capital needed (target $300k up to $1m) to accelerate the building of the brand, market penetration and revenue generation
- Create immediate momentum via word of mouth from investors who will either be cold sore sufferers themselves or know of one
- Accelerate reviews and other User Generated Content from shareholders and their circle
- Create a community that will help us with the critical function of creating a brand that is known and trusted
- Get our share of the existing market and increase the size of the market overall by capturing those who don't use products currently

Forward-looking projections cannot be guaranteed.

THANK YOU

